SEC
Reference No. 82-5173

amadeus

SUPPL

SEC MAIL RECEIVED PROCESSING
WASH. D.C.

05010454

Madrid, 10th August 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

Amadeus Global Travel Distribution, S.A. (the "Company")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Reference No. 82-5173

Dear Sirs:

We are furnishing the following information to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") which consists of information that the Company (i) has made or is required to make public pursuant to the laws of the Kingdom of Spain, its country of domicile, incorporation and organisation, (ii) has filed or is required to file with the exchanges on which its class A preferred shares, par value € 0.01, are listed and which has been made public by such exchanges.:

The Company hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact either: Jacinto Esclapés Díaz or Tomás López Fernebrand, Amadeus Global Travel Distribution, S.A., Salvador de Madariaga 1, 28007 Madrid, Spain, telephone: +34 915 821 231, facsimile: +34 915 820 129; our Spanish counsel, Alejandro Ortiz, Linklaters, Zurbarán 28, 28010 Madrid, Spain, telephone: +34 91 399 6000, facsimile: +34 91 399 6001; or our United States counsel, Stephen A. Thierbach or Stephen J. Double of Linklaters, One Silk Street, London EC2Y 8HQ, telephone: +44 207 456 2000, facsimile: +44 207 456 2222.

Very truly yours,

Amadeus Global Travel Distribution, S.A.

By: ____________________

Jacinto Esclapés Díaz
Vice-Secretary to the Board

cc: Alejandro Ortiz
Linklaters

Enclosures:

- Financial Information 2004 (including Corporate Governance Report)
- Calling the Ordinary General Assembly of Shareholders (Relevant Fact of June 9, 2005).
- Resolutions passed by the General Assembly of Shareholders (Relevant Fact of June 29, 2005).
- Calling the Extraordinary General Assembly of Shareholders (Relevant Fact of July 4, 2005).
- Resolutions passed by the Extraordinary General Assembly of Shareholders (Relevant Fact of July 21, 2005).
- Press Release 2nd Quarter 2005 Results (IAS).
- IFRS financial statements as of June 30, 2005 (unaudited).

Amadeus Global Travel Distribution, S.A.

Selected Consolidated Financial Information for the six-month periods ended June 30, 2005 and 2004 prepared in accordance with International Financial Reporting Standards

(UNAUDITED)

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS AS OF
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

ASSETS	June 30, 2005 (Unaudited)	December 31, 2004
Current assets		
Cash and cash equivalents	132,947	104,669
Accounts receivable, net	333,417	245,228
Accounts receivable - affiliates, net	87,358	58,921
Loans receivable and advances - affiliates	0	1,190
Taxes receivable	73,383	41,611
Prepayments and other current assets	71,898	77,456
Total current assets	699,003	529,075
Tangible assets		
Land and buildings	129,451	130,142
Data processing hardware and software	500,897	465,097
Other	145,719	138,616
	776,067	733,855
Less accumulated depreciation	467,224	446,321
Net tangible assets	308,843	287,534
Intangible assets		
Patents, trademarks and licenses	100,511	79,903
Purchased technology	83,460	72,282
Software development projects	409,378	371,859
Purchased contracts	322,246	274,748
Goodwill	446,979	453,383
Other	6,785	9,137
	1,369,359	1,261,312
Less accumulated amortization	507,055	604,103
Net intangible assets	862,304	657,209
Deferred income taxes	107,844	108,779
Loans receivable - affiliates	4,005	1,015
Investments in associates	16,709	27,588
Other long-term investments, net	58,288	63,839
Total other non-current assets	186,846	201,221
Total non-current assets	1,357,993	1,145,964
Total assets	2,056,996	1,675,039

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS AS OF
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

LIABILITIES AND SHAREHOLDERS´ EQUITY	June 30, 2005 (Unaudited)	December 31, 2004
Current liabilities		
Accounts payable, net	423,293	316,768
Accounts payable - affiliates, net	53,667	27,032
Dividends payable	44	34
Debt payable within one year	15,430	8,562
Current obligations under finance leases	20,391	9,996
Income taxes payable	46,044	32,651
Other current liabilities	146,973	127,863
Total current liabilities	705,842	522,906
Long-term liabilities		
Long-term debt	2,300	2,538
Obligations under finance leases	106,997	96,003
Deferred income taxes payable	75,302	74,528
Other long-term liabilities	47,184	37,303
Total long-term liabilities	231,783	210,372
Shareholders' equity		
Share capital	23,044	23,044
Additional paid-in capital	370,270	365,233
Treasury shares and other similar equity instruments	(108,092)	(109,499)
Retained earnings	836,519	681,503
Cumulative translation adjustments	(20,068)	(28,557)
Subtotal	1,101,673	931,724
Minority Interests	17,698	10,037
Total shareholders' equity	1,119,371	941,761
Total liabilities and shareholders' equity	2,056,996	1,675,039

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF INCOME
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	For the three-month period ended June 30,		For the six-month period ended June 30,	
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)	
Revenue	632,969	517,353	1,226,125	1,055,379
Cost of sales	494,687	403,478	952,300	796,749
Gross profit	138,282	113,875	273,825	258,630
Selling, general and administrative expenses	26,912	18,766	48,718	37,665
Operating income	111,370	95,109	225,107	220,965
Other income (expense)				
Interest expense, net	(2,737)	(2,028)	(2,711)	(4,400)
Exchange gains (losses)	(34)	386	2,440	(87)
Other income (expense), net	2,021	(95)	1,824	(127)
Income before income taxes	110,620	93,372	226,660	216,351
Income tax	39,189	36,744	83,864	85,121
Income after taxes	71,431	56,628	142,796	131,230
Equity in income (losses) from associates	8,027	(582)	11,368	(5,278)
Net income	79,458	56,046	154,164	125,952
Net Income attributable to:				
Minority Interest	(2,521)	(360)	(7,088)	(686)
Equity Holders of the company	81,979	56,406	161,252	126,638
Basic earnings per Class "A" share, in EURs (Note 7)	0.14	0.10	0.28	0.22
Basic earnings per Class "B" share, in EURs (Note 7)	-	-	-	-
Diluted earnings per Class "A" share, in EURs (Note 7)	0.14	0.10	0.28	0.22
Diluted earnings per Class "B" share, in EURs (Note 7)	-	-	-	-

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS AS OF
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	For the six-month period ended June 30,	
	2005	2004
	(Unaudited)	
Cash flows from operating activities		
Operating income	225,107	222,873
Adjustments for:		
Depreciation and amortization	113,887	94,272
Employee stock compensation expense	3,305	1,908
Operating income before changes in working capital:	342,299	319,053
Accounts receivable	(79,682)	(54,654)
Taxes receivable	(36,891)	(2,895)
Other current assets	2,509	7,308
Accounts payable	76,324	14,967
Other current liabilities	(2,896)	(13,246)
Other long-term liabilities	596	(3,175)
Cash provided from operating activities	302,259	267,358
Taxes paid	(68,118)	(58,378)
Net cash provided from operating activities	234,141	208,980
Cash flows from investing activities		
Additions to tangible assets	(40,427)	(34,858)
Additions to intangible assets	(52,871)	(40,113)
Investment in subsidiaries and associates, net of cash acquired	(126,788)	658
Interest received	2,598	1,498
Sundry investments and deposits	(2,154)	(49)
Acquisition of Treasury shares	(28)	(10)
Disposal of Treasury shares	1,436	159
Loans to third parties	(352)	(4,718)
Loans to affiliates	-	(585)
Cash proceeds collected/(paid) - derivative agreements	(4,462)	1,600
Disposals of sundry investments	8,550	1,134
Dividends received	4,074	1,724
Proceeds obtained from disposal of fixed assets	9,730	2,585
Net cash used in investing activities	(200,694)	(70,975)
Cash flows from financing activities		
Proceeds from borrowings	54,772	18,831
Repayments of borrowings	(48,391)	(88,316)
Interest paid	(5,505)	(6,159)
Redemption of Class "B" shares	-	(485)
Payments of finance lease liabilities	(7,512)	(4,956)
Net cash used in financing activities	(6,636)	(81,085)
Effect of exchange rate changes on cash and cash equivalents	1,467	38
Net increase in cash and cash equivalents	(6,879)	55,050
Cash and cash equivalents at beginning of period	104,669	42,101
Cash and cash equivalents at end of period	132,947	99,059

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AS OF
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	Share capital	Additional paid-in capital	Treasury shares and other similar equity instruments	Retained earnings	Cumulative translation adjustments	Minority Interest	Total
Balance as of December 31, 2004	23,044	360,341	(109,499)	686,395	(28,557)	10,037	941,761
Changes in accounting policy. Fair value approach employee stock options	-	4,892	-	(4,892)	-	-	-
Restated Balance as of December 31, 2004	23,044	365,233	(109,499)	681,503	(28,557)	10,037	941,761
Available for sale financial assets	-	-	-	118	-	-	118
Tax impact	-	-	-	(34)	-	-	(34)
Hedging instruments	-	-	-	(19,684)	-	-	(19,684)
Tax impact	-	-	-	6,889	-	-	6,889
Other gains (losses)	-	-	-	-	8,489	-	8,489
Gains (losses) not recognized in the statement of income	-	-	-	(12,711)	8,489	-	(4,222)
(Acquisitions) / disposals of Treasury shares, net	-	1,407	1,407	(1,407)		-	1,407
Employee Benefits	-	3,630	-	(415)	-	-	3,215
Business Combinations	-	-	-	8,297	-	14,749	23,046
Net income for the period	-	-	-	161,252	-	(7,088)	154,164
Balance as of June 30, 2005 (Unaudited)	23,044	370,270	(108,092)	836,519	(20,068)	17,698	1,119,371

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AS OF

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	Share capital	Additional paid-in capital	Treasury shares and other similar equity instruments	Retained earnings	Cumulative translation adjustments	Minority Interest	Total
Balance as of December 31, 2003	27,898	379,358	(126,899)	502,879	(25,523)	1,029	758,742
Changes in accounting policy. Fair value approach employee stock options	-	759	-	(759)	-	-	-
Restated Balance as of December 31, 2003	27,898	380,117	(126,899)	502,120	(25,523)	1,029	758,742
Available for sale financial assets	-	-	-	(3,919)	-	-	(3,919)
Tax impact	-	-	-	1,374	-	-	1,374
Hedging instruments	-	-	-	(12,816)	(2,180)	-	(14,996)
Tax impact	-	-	-	4,484	763	-	5,247
Other gains (losses)	-	(3)	-	-	2,381	-	2,378
Gains (losses) not recognized in the statement of income	-	(3)	-	(10,877)	964	-	(9,916)
(Acquisitions) / disposals of Treasury shares, net	-	213	213	(213)	-	-	213
Dividends	-	-	-	(35,000)	-	-	(35,000)
Employee benefits	(4,854)	1,908	-	4,369	-	-	1,423
Business Combinations	-	-	-	-	-	1,641	1,641
Net income for the period	-	-	-	126,638	-	(686)	125,952
Balance as of June 30, 2004 (Unaudited)	23,044	382,235	(126,686)	587,037	(24,559)	1,984	843,055

aMaDEUS

PRESS RELEASE: Second Quarter 2005 Results[1]
(For the period 1 April to 30 June 2005)

Amadeus maintains steady growth in second quarter

Total bookings in the second quarter increase 9.3% year-on-year to 125.3 million
Total revenue grows 22.3% compared with the same period in 2004, reaching EUR 633 million
Net income is up 41.8% year-on-year to EUR 79.5 million

Commenting on the results, Amadeus President and CEO, José Antonio Tazón said:

"Amadeus continues with its mission to be the pre-eminent provider of IT solutions to the world's travel industry and has grown steadily in all key business areas in this quarter.

"Our IT offering for airlines continues to gather momentum with the confirmation of South African Airways (SAA) as the latest major airline to sign up for our new generation Altéa business management IT systems, coupled with the successful migration of British Airways to our Inventory Management system. Amadeus Altéa IT solutions are now used by 25 airlines for inventory management, and by more than 150 for reservations. SAA joins other major airlines on our customer list such as British Airways, Qantas, Finnair, Icelandair and dba. More news of success in this area of our business will follow in the immediate future.

"In travel distribution we consolidated our global leadership position with total bookings for the period increasing to 125.3 million and with our market share in travel agency air bookings rising to 29.24%[2]. Air bookings through online channels once again showed strong growth up year-on-year by 42.2%, now representing some 14% of total air bookings processed. Cruise bookings continue to grow impressively, up by 51.2%.

"Opodo continued its evolution as one of the European leaders in online travel becoming the market leader in France following the completion of the acquisition of Vivacances, as well launching the Opodo brand in Spain during this quarter. Opodo is on course to deliver gross sales in the order of 1 billion Euros this year.

"On the corporate side the quarter saw the successful completion of the public share offer for control of Amadeus by WAM Acquisition SA (made up of Cinven, BC Partners, Air France, Iberia and Lufthansa) who now hold close to 100% of the company. We look forward to the continued successful evolution of our business under this new ownership."

For further information please contact:

Edward P. Ross
Corporate and Marketing Communication
Amadeus
Tel. +34 91 582 0160
Fax. +34 91 582 0188
e-mail eross@amadeus.net
URL www.amadeus.net

Alejandra Moore Mayorga
Managing Director
Grupo Albión
Tel. +34 91 531 2388
Mobile +34 670 799 335
e-mail amoore@grupoalbion.net

[1] Based on International Financial Reporting Standards (IFRS); 2005 figures unaudited. Certain amounts for 2004 have been adjusted to conform to 2005 presentations.
[2] According to MIDT – Marketing Information Data Tapes- at June 2005

Second Quarter 2005 Results[3]

(For the three months ended 30 June 2005)

Madrid, 9 August 2005: Amadeus (MAD: AMS, ISIN: ESO109169013), global leader in technology and distribution solutions for the travel and tourism industry, has today reported its second quarter results for the period ended 30 June 2005.

Second Quarter 2005 Financial Highlights (to 30 June 2005)[3]

(in million EUR)	Q2 2005	Q2 2004	Growth %
Total Bookings (million)	125.3	114.7	9.3%
Revenue	633.0	517.4	22.3%
EBITDA*	179.1	143.5	24.9%
Net Income	79.5	56.0	41.8%

*EBITDA = operating income + operating depreciation and amortisation

In travel distribution, total **bookings** grew by 9.3%. Amadeus retains its leadership position with worldwide market share at the end of the second quarter in travel agency air reservations standing at 29.24% and 0.6 up percentage points year-on-year.

Online air bookings grew 42.2% in the period, reaching 15 million, and now represent 14% of all air bookings made through the system.

Total revenue increased by 22.3% to EUR 633m. **Booking fee revenue** grew 16.1% driven principally by the increase in travel volumes. **Non-booking related revenue** (some 29.7% of total revenue) increased by 40.3% to EUR 187.7m.

EBITDA for the quarter was EUR 179.1m, up 24.9%. **EBITDA margin** improved 0.6 percentage points to 28.3% against the same period in 2004.

Net income for the quarter increased by 41.9% to EUR 79.5 m.

[3] Based on International Financial Reporting Standards (IFRS); 2005 figures unaudited. Certain amounts for 2004 have been adjusted to conform to 2005 presentations.

Second Quarter 2005 – Operating Highlights

- In June, Amadeus announced a reorganisation to take advantage of opportunities in hospitality and leisure. Amadeus' two hospitality business lines – distribution and technology services – have been brought together into a single unit, branded **Hospitality**. This business unit now stands alone from **Travel Services & Leisure**, which previously took care of hotel distribution. As well as looking after Amadeus' cruise, car rental, tours, rail, ferry and insurance businesses, the Travel Services & Leisure business unit will take over control of Vacation.com, North America's largest holiday-sales network with over 9,000 travel agencies and a fully-owned Amadeus subsidiary since October 2000.

Air Distribution

- **WestJet,** Canada's leading low-fare airline, and Amadeus entered into a distribution agreement, bringing the carrier's complete inventory to Amadeus customers worldwide.

- **GOL Linhas Aéreas Inteligentes S.A.,** Brazil's low cost, low fare airline, signed an agreement to distribute its flight and fare information to tourism professionals around the globe. Effective August 2005, GOL's flights will be available for booking and sales through the Amadeus System.

- Amadeus Gulf, covering UAE, Oman, and Bahrain– recently launched **Amadeus Electronic Ticketing** in the region, enabling Amadeus subscribers to issue electronic tickets on 11 airlines, simplifying their customers experience and reducing ticketing costs for both airlines and travel agencies. – Other markets that have recently launched e-ticketing include: Botswana, Syria, Kenya, Tanzania, Cyprus, Morocco, and Uganda. This further consolidates Amadeus' leadership in e-ticketing solutions enabling travel agencies in 113 countries to provide their customers with a superior e-ticketing service spanning 98 carriers. In recognition of this role, the International Air Transport Association (IATA) recently selected Amadeus as a preferred partner in its endeavour to achieve ticketless travel by 2007.

Hotels Distribution

- During the second quarter of 2005, Amadeus added 1,600 hotel properties to its distribution system in a sustained campaign to deliver specific hotel content to travel agents. A quarter of these were independent hotels, which Amadeus is targeting for introduction to its distribution system through its hotel central reservation system, **Otedis**.

Cars Technology

- Optims-America, a fully-owned Amadeus subsidiary, completed the implementation of Seamless Connectivity and Total Pricing on the four major distribution systems, for **Fox Rent A Car**. The car rental company uses Optims-America's Magellan central reservation system (CRS).

Leisure Technology

- **EagleRider**, the world's largest motorcycle tourism company, with a fleet of over 1,500 Harley-Davidson motorcycles in 30 rental facilities in Europe, the US and Mexico, entered into a strategic business partnership with Optims-America to provide the first central reservation system (CRS) to supply real-time reservations technology and electronic distribution to the motorcycle and power-sport travel sector. Optims-America is a division of Amadeus, a global leader in technology and distribution solutions for the travel industry.

E-commerce highlights Q2 2005

- In the second quarter of 2005, **57%** more PNRs were transacted through Amadeus e-Travel's suite of solutions compared with the same period last year. This includes bookings through **e-Travel® Planitgo**, **e-Travel® Aergo** and **SAP Travel Management (SAP TM)** powered by e-Travel.

- Over 60 airlines using Planitgo, the most widely adopted internet self-service engine globally, have generated more than **70%** growth in bookings. Planitgo allows airlines to realise economies of scale and achieve cost savings, while increasing yield and customer loyalty.

- **Finnair** and **Maersk** have launched innovative calendar led solutions on their websites, powered by e-Travel Flex Pricer, one of the most widely adopted online merchandising solution for airlines. Travellers booking on these websites have more choice and more transparency of available options than before.

- **Middle East Airlines** signed for Planitgo to power its website in English and French, joining a community of five other airlines in the Middle East that use the solution.
    - **Etihad Airways**, the national airline of the United Arab Emirates (UAE), also launched its website in English with e-Travel.
    - Available in 23 languages, Planitgo is the first choice of leading airlines expanding into new markets, including in this quarter, **American Airlines** who adopted Planitgo to power its Japanese website.

- Bookings made by over 300 corporations worldwide through **e-Travel® Aergo**, Amadeus e-Travel's global corporate booking solution are up **16%** during this period compared to the second quarter in 2004. **SAP Travel Management (SAP TM)** powered by e-Travel experienced a **31%** increase this quarter compared to the same period last year, thanks to growing adoption and new corporate customers that have signed up for this solution that is fully integrated in the customers' Enterprise Resource Planning (ERP) landscape.

- During the quarter, Amadeus e-Travel expanded its strategic partnership with **BTI**, a leading travel management organization operating in over 100 countries. Through this agreement, BTI becomes a certified partner of Amadeus, now offering e-Travel's online self-booking solutions to its corporate customers around the world.

- Visitor numbers are **50%** up this quarter on **amadeus.net**, the website for unbiased airline schedule information compared to the same period last year. Real-time access to travel itineraries is still a must for travellers, with **Checkmytrip.com**, now available in Russian and Polish also experiencing double-digit growth this quarter compared to 2004.

Airline IT Services

- **Malév Hungarian Airlines** has implemented Amadeus Electronic Ticket Server (ETS). Amadeus ETS processes e-tickets for nearly 20 carriers and has established e-ticket interline connections between 50 pairs of airlines in every continent in the world.

- **oneworld** became the first global airline alliance to enable customers to use electronic tickets throughout its route network around the world thanks to Amadeus technology. Five of the eight oneworld alliance members are customers of Amadeus' e-Ticketing Server (ETS). Amadeus has also built interline links with the remaining three members of the alliance, creating an unrivalled interline e-ticketing capability.

- **TACA** (Air Transport of the American Continent) became the 150th airline to outsource its full sales and reservations operations to Amadeus Altéa Sell, a community-based sales and reservation platform unique in the industry.

- Following the signature of a letter of intent in November 2004, Amadeus and **South African Airways** (SAA) confirmed their strategic partnership by signing a contract for the provision of Altéa, Amadeus' new generation Customer Management Systems.

- **British Airways** now manages its complete inventory and route network on Altéa Plan, the Amadeus' new generation inventory management system. The system, which British Airways helped to design, has become the heart of the day-to-day operations of one of the world's largest airlines, handling 38 million British Airways customers a year. The managed service gives airlines complete control over their inventory and seat planning, providing the tools to maximise the yield on every seat.

- **dba,** Germany's third-largest domestic airline, became the 25th airline to use Amadeus Altéa Plan technology to manage its inventory.

- **Bangkok Airways** is first Asian airline to use Amadeus Revenue Integrity technology, which the airline estimates will reduce by up to a third the number of reservations not resulting in a paying customer. Amadeus Revenue Integrity achieves this by enforcing limits on how long a reservation can remain without a ticket being issued (and paid for), and searching for duplicate Passenger Name Records (PNRs).
    - Now, 26 airlines worldwide use Amadeus Revenue Integrity.
    - Over 60% of the reservations made in the US are processed by Amadeus Revenue Integrity.

- The Amadeus Code Share Solution was launched with Finnair. This stand-alone solution allows airlines to outsource all their code-share messaging to Amadeus, with minimal impact on their systems. Finnair, who participated in the definition of this solution, is the first carrier to implement it with 8 active code share agreements, amounting to over 460 flights.

OPODO

- Opodo, the pan-European online travel company, announced the acquisition of the French Internet travel agency **Vivacances**. Vivacances is a key player in the French online travel market, and enjoys a special relationship with Galerie Lafayette's S'Miles loyalty programme whereby 11 million French households can "earn & burn" points as they shop online. The travel portal was launched in 2002 and offers a full range of travel products including flights, hotels, car hire, trains and package holidays.

- The company also entered its ninth international market, with the launch www.opodo.es in **Spain** in May.

First Half 2005 Results[4]

(For the six months ended 30 June 2005)

First Half 2005 Financial Highlights (to 30 June 2005)[4]

(in million EUR)	H1 2005	H1 2004	Growth %
Total Bookings (million)	250.2	238.8	4.8%
Revenue	1,226.1	1,055.4	16.2%
EBITDA*	339.0	315.2	7.5%
Net Income[5]	154.2	126.0	22.4%

*EBITDA = operating income + operating depreciation and amortisation

Total bookings grew by 4.8%, to 250.2 million. **Online air bookings** grew 37.7% in the period, to 29 million, representing 13.6% of the total air bookings.

Total revenue increased by 16.2% to EUR 1,226.1m. **Booking fee related revenue** grew by 10.8%, reaching EUR 885.4 million. **Non-booking related revenues** increased 33.1% to EUR 340.7 milion.

Net income was up 22.4% to EUR 154.2m over the same period in 2004.

- END -

Note
This document contains certain forward-looking statements and information that are based on the current expectations of the Company's management as well as assumptions based on information available to the Company. Such statements reflect the current views of the Company, or its management, with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company, that may be expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these statements. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements set forth in this document, whether on the basis of new information, future events or otherwise.

Notes to the Editors:

About Amadeus
Amadeus is a global leader in technology and distribution solutions for the travel and tourism industry. Its comprehensive data processing centre serves over 75,000 travel agency locations and some 11,000 airline sales offices, totalling around 362,000 points of sale located in over 215 markets worldwide.

Through Amadeus, travel agencies and airline offices can make bookings on 95 per cent of the world's scheduled airline seats. The system also provides access to over 56,700 hotel properties, some 42 car rental companies serving over 30,000 locations, as well as ferry, rail, cruise, tour operators and insurance companies.

Amadeus is a leading IT solutions provider to the airline industry; 151 airlines use Amadeus' Altéa Sell as the sales and reservation system in their offices, to provide passengers with superior and seamless service at optimal cost.

[4] Based on International Financial Reporting Standards (IFRS); 2005 figures unaudited. Certain amounts for 2004 have been adjusted to conform to 2005 presentations.

Amadeus' new generation Customer Management Systems include Altéa Plan (inventory management system) and Altéa Fly (departure control system). British Airways, Qantas and Finnair are the first customers to implement these solutions.

e-Travel, Amadeus' e-commerce business unit, is the global leader in online travel technology and corporate travel management solutions. It services travel agencies in 90 countries, and powers the websites of over 300 corporations and more than 70 airlines and hotels.

Amadeus is headquartered in Madrid, Spain and quoted on the Madrid, Paris and Frankfurt stock exchanges. For the year ended 31 December 2004, the company reported revenues of EUR 2,056.7m and net income of EUR 208m. The Amadeus data centre is in Erding (near Munich), Germany and its principal development offices are located in Sophia Antipolis (near Nice), France.

The company has over 6,500 employees worldwide, representing 95 nationalities.

More information about Amadeus is available at: www.amadeus.com

Selected Financial Information and Operating Statistics
For the three-month period ended 30 June 2005, and YTD

Figures in million euros	Q2 2005	Q2 2004	% Growth	YTD 2005	YTD 2004	% Growth
Revenues	633.0	517.4	22.3%	1,226.1	1,055.4	16.2%
Operating expenses [1]	453.8	373.9	21.4%	887.1	740.1	19.9%
EBITDA	179.1	143.5	24.9%	339.0	315.2	7.5%
Depreciation & Amortisation	67.8	41.3	64.2%	113.9	80.6	41.2%
Operating Goodwill Amortisation	-	7.1	n/a	-	13.6	n/a
EBITDA ADJUSTED	181.1	144.3	25.5%	342.3	317.1	7.9%
Employee Stock Compensation Expense	1.9	0.8	126.2%	3.3	1.9	73.2%
EBIT	111.4	95.1	17.1%	225.1	221.0	1.9%
Net financial income / (expense)	(2.8)	(1.6)	68.7%	(0.3)	(4.5)	(94.0%)
Other non operating	2.0	(0.1)	n/a	1.8	(0.1)	n/a
Income before income taxes	110.6	93.4	18.5%	226.7	216.4	4.8%
Income taxes	39.2	36.7	6.7%	83.9	85.1	(1.5%)
Income after taxes	71.4	56.6	26.1%	142.8	131.2	8.8%
Associates - Operating Results	8.0	2.6	208.4%	11.4	1.0	1049.1%
Associates - Goodwill	-	(3.2)	n/a	-	(6.3)	n/a
Associates	8.0	(0.6)	n/a	11.4	(5.3)	n/a
Net Income	79.5	56.0	41.8%	154.2	126.0	22.4%
Net Income atributable to :						
Minority interests	(2.5)	(0.4)	591.1%	(7.1)	(0.7)	933.2%
Equity Holders of the company	82.0	56.4	45.3%	161.3	126.6	27.3%
EPS	0.14	0.10	40.0%	0.28	0.22	27.3%
EBITDA margin	28.3%	27.7%	0.6 p.p.	27.6%	29.9%	(2.2) p.p.
EBIT margin	17.6%	18.4%	(0.8) p.p.	18.4%	20.9%	(2.6) p.p.
Net Income margin	12.6%	10.8%	1.7 p.p.	12.6%	11.9%	0.6 p.p.
Effective tax rate	35.4%	39.4%	(3.9) p.p.	37.0%	39.3%	(2.3) p.p.

(1) Operating expenses excludes depreciation, and amortisation of intangibles and goodwill

Bookings details
For the three-month period ended 30 June 2005, and YTD

Figures in thousands	Q2 2005	Q2 2004	% Growth	YTD 2005	YTD 2004	% Growth
Bookings by Type						
Air	107,323	96,340	11.4%	213,685	200,733	6.5%
Non - Air	8,171	7,815	4.5%	16,457	15,876	3.7%
Bookings by Region						
North America	9,937	10,260	(3.1%)	20,285	21,084	(3.8%)
Europe	75,367	67,163	12.2%	151,723	143,135	6.0%
Rest of the World	30,190	26,732	12.9%	58,134	52,390	11.0%
Bookings by Channel						
Travel Agency (Indirect)	89,735	82,957	8.2%	178,976	170,316	5.1%
Direct[(1)]	25,759	21,198	21.5%	51,166	46,293	10.5%
Traditional vs E-Commerce						
Traditional	100,063	93,252	7.3%	200,314	194,969	2.7%
E-Commerce	15,431	10,903	41.5%	29,828	21,640	37.8%
Bookings excl. German Leisure	115,494	104,155	10.9%	230,142	216,609	6.2%
German Leisure Bookings	9,867	10,543	(6.4%)	20,067	22,043	(9.0%)
Total Bookings	125,361	114,698	9.3%	250,209	238,652	4.8%

(1) Airport Ticket Offices / City Ticket Offices and Airline websites

amadeus

TO THE SPANISH STOCK EXCHANGE COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary to the Board of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

Extraordinary General Assembly of Amadeus Global Travel Distribution, S.A.

Amadeus Global Travel Distribution, S.A., celebrated today the Extraordinary General Assembly of Shareholders.

The Resolutions adopted were as follows:

ONE.-

Amendment of Article 1 of the By-laws of the Company (Corporate Name)

To postpone any decision in this regard until the celebration of any future General Assembly of Shareholders in which this Agenda Item be submitted for consideration, in the current terms or under any other "corporate name" that complies with the comercial and marketing expectations, if so decided by the Board of Directors.

TWO.-

Amendment of Article 33 of the By-laws of the Company (Fiscal Year)

To amend Article 33 of the Company' By-laws in order for the fiscal year starts on 1 August and ends on 31 July of each year.

THREE.-

Application for the special tax consolidation regime as dependent company of WAM Acquisition, S.A.

To apply by AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A., for the Special Tax Consolidation Regime, in accordance with Article 70 of the Corporate Income Tax Law (Texto Refundido de la Ley del Impuesto sobre Sociedades), approved by Legislative Royal Decree 4/2004, of 5 March, for the fiscal years starting 1st of August onwards as dependent company of WAM Acquisition, S.A., directly controlled by the latter at least in 75% and complying with the remaining requirements set forth in Article 67 of the said Tax Law, authorizing the dominant entity to inform the Tax Administration on the application, with the legal scope an effects set forth in the legislation in force.

The tax consolidated Group will be composed by the following companies:

Dominant entity: WAM ACQUISITION, S.A.

Dependent entities: AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.
SISTEMAS AUTOMATIZADOS DE AGENCIAS DE VIAJES, S.A.

FOUR.-

Resignation, renewal and appointment of members of the Board of Directors. Fixing the number of total seats in the Board of Directors.

To accept the resignation submitted in writing to the Chairman of the Board effective 21 July 2005 by Ms. Silvia Cairo Jordán, Mr. Manuel López Colmenarejo, Mr. Philippe-Clement Calavia, Mr. Bruno Matheu and Mr. Francis Lorentz.

To increase from THRITEEN to FOURTEEN the number of seats in the Board of Directors of "AMADEUS Global Travel Distribution, S.A.", fixing in such number the total seats.

To appoint as members of the Board of Directors, for a four-year term, the following list of executives whose personal data will be included in the notarial deed containing the Minutes, in order to cover the vacant created by the aforementioned resignations, the existing vacant in the Board up to the date of this General Assembly of Shareholders and the new seat created as a result of the increase of the number of seats in the Board of Directors:

- Mr. Marcus James Wood
- Mr. Hugh McGillivray Langmuir
- Mr. Stuart Anderson McAlpine
- Mr. Ben Johnson
- Mr. John Burgess
- Mr. Francesco Loredan
- Mr. Lucien-Charles Nicolet
- Mr. Mike Twinning

FIVE.-

Delegation of faculties.

Madrid, 21st July 2005

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

TO THE SPANISH STOCK EXCHANGE COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary to the Board of Directors of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

1. CALLING THE EXTRAORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS, AGENDA ITEMS, REPORTS ISSUED BY THE BOARD OF DIRECTORS AND PROPOSAL OF RESOLUTIONS.

The Board of Directors, in the meeting held on June 29, 2005, approved to call the Extraordinary General Shareholders Meeting on 21 July 2005 on first call and on 22 of July on second call. See attached to this relevant fact the following documents:

- Legal announcement calling the General Assembly and Agenda Items.
- Reports issued the Board of Directors.
- Proposal submitted to the resolution of the General Assembly.

Madrid, 4 July 2005

Fdo. Jacinto Esclapés Díaz
Amadeus Global Travel Distribution, S.A.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notice and Agenda for the

EXTRAORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS

The Board of Directors of "Amadeus Global Travel Distribution, S.A." ("the Company") has resolved, in accordance with the applicable legislation, to CALL the Extraordinary General Meeting of Shareholders of the Company ("the EGMS") to be held in Madrid, on first call, at Eloy Gonzalo nº 10, Auditorio Altadis, Madrid, on July 21st , 2005, 11.00 hours a.m., or on second call, on July 22nd , 2005, at the same place and time.

The purpose of this call is to submit to the consideration and resolution of the AGMS the items listed in the Agenda below.

AGENDA ITEMS

1. Amendment of Article 1 of the By-laws of the Company (Corporate Name).

2. Amendment of Article 33 of the By-laws of the Company (Fiscal Year).

3. Application for the special tax consolidation regime as dependent company of WAM Acquisition, S.A.

4. Resignation, renewal and appointment of members of the Board of Directors. Fixing the number of total seats in the Board of Directors.

5. Delegation of powers for the fullest formalization, registration and execution of the resolutions adopted by the General Meeting.

RIGHT TO INFORMATION

The shareholders have the right to review, at the registered address, in Madrid, calle Salvador de Madariaga, No 1, and the right to obtain copies of all the below listed documents or request that these be sent to them free of charge:

- Full text of the modifications of Article 1 of the Bylaws and supporting report rendered by the Board of Directors regarding item 1º of the Agenda.

- Full text of the modifications of Article 33 of the Bylaws and supporting report rendered by the Board of Directors regarding item 2º of the Agenda.

- Proposal of resolutions to be submitted for consideration of the General Shareholders Meeting.

This documentation will be also available in the corporate web page of the Company (www.amadeus.com), section Information for shareholders and Investors.

In accordance with Article 112 of the "Ley de Sociedades Anónimas" (Spanish Corporations Law), Article 21 bis of the Company´s By-laws and Article 6 of the Regulations of the General Shareholders´Meeting, by the seventh day prior the date scheduled for the General Meeting in first call, the shareholders may request in writing, from the Board of Directors, clarifications or information regarding the matters included on the Agenda or for clarifications, information or questions regarding information available to the public, which has been issued to the Spanish Stock Exchange Commission by the Company since the last General Shareholders' Meeting

Shareholders may request the aforementioned information, in writing, delivering the request to the Company's corporate domicile or by post.

The information will be provided in writing, once the identity and status of the shareholder has been verified, before the General Shareholders' Meeting is held.

RIGHT TO ATTEND

Pursuant to article 17 of the Company's Bylaws, shareholders owning, at least, 200 Class A shares, or 20 Class B shares, or a combination of both classes of shares with a total combined nominal value of 2 EURO will be eligible to participate at the EGMS. To attend the meeting with the right to speak and vote in the EGMS every shareholder should have their shares entered into the respective account registry at least five days prior to the date of the celebration of the EGMS. Grouping of shares with the aim to exercise the rights to participate and vote in the EGMS is permissible.

The Chairman of the EGMS will be able to allow the attendance of any other persons as he may deem convenient, although the EGMS may revoke such authorization.

Without prejudice to the provisions of Article 108 of the "Ley de Sociedades Anónimas" (Spanish Corporations Law), for each EGMS any shareholder may appoint (either with a paper document signed by the person granting proxy, or by duly filling out the attendance card), other person as his representative. Such representative needs not be a shareholder himself.

The proxy above referred may only be deemed null and void due to subsequent express revocation received by the Company at least five days prior to the date scheduled for the General Meeting in first call shall. Personal attendance of the shareholder at the General Meeting shall be deemed revocation of the proxy granted.

The proxy to the shareholder's representative will include:

a) Identity of the individual representing the shareholder. The absence of this identification will be understood and taken as a representation conferred upon the Chairman of the Board of Directors or upon the Board member to whom the Chairman of the Board would have delegated the Chairmanship of the General Meeting.

b) Instructions as to the way in which votes must be casted by the representative, with the understanding that in absence of specific instructions, the representative will vote in favour of the proposals and motions put forward by the Board of Directors.

QUORUM TO HOLD THE GENERAL MEETING

Taking into account the nature of the proposals submitted to discussion and resolution by the EGMS, it should be noted that the celebration of the EGMS on a first call will require the concurrence of shareholders, both present and represented, owning at least the 50% of the subscribed capital with a voting right, while on a second call, a concurrence of a 25% of said capital will suffice.

Notwithstanding the foregoing, the adoption of resolutions modifying the Bylaws on a second call (item 1 and 2 of the Agenda) if the quorum reached was below the 50% of the subscribed capital with a voting right, then a supermajority of two thirds (2/3) of the capital present and represented at the EGMS will be required.

PARTICIPATION OF PUBLIC NOTARY

As provided by Article 114 of the "Ley de Sociedades Anónimas" (Spanish Corporation Law), the Board of Directors has agreed to request the presence of a Notary Public to draw up the minutes of the EGMS.

USE OF REMOTE ELECTRONIC MEANS OF COMMUNICATION

In accordance with the Company's By-laws and the Regulations of the General Shareholders Meeting, the use of remote electronic means of communication is not planned for this EGMS, as the available technical means do not offer the sufficient technical safety for the exercise of the information, representation and voting rights of the shareholders.

IMPORTANT NOTE

Shareholders are hereby made aware that it is foreseen that the AGMS will take place on FIRST CALL on 21 JULY 2005, at 11.00 hours a.m., at Eloy Gonzalo nº 10, Auditorio Altadis, Madrid.

Madrid, 4 July, 2005

THE SECRETARY OF THE BOARD OF DIRECTORS
Tomás López Fernebrand

REPORT DRAWN UP BY THE DIRECTORS OF AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A., IN ACCORDANCE WITH ARTICLE 144,1.a) OF THE SPANISH CORPORATIONS LAW, IN CONNECTION WITH THE PROPOSAL OF AMENDMENT OF ARTICLE 1 OF THE BYLAWS OF THE COMPANY

(AGENDA ITEM No ONE OF THE GENERAL SHAREHOLDERS MEETING)

The Directors of **AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.**, in accordance with article 144,1.a) of Royal Decree 1564/1989, of 22nd of December, by which the "Texto Refundido de la Ley de Sociedades Anónimas" (hereinafter "TRLSA") was approved, have drawn up the current written report with the aim of providing an explanation in detail of the proposed By-law modification, as stated in the current Spanish legislation.

JUSTIFICATION FOR THE PROPOSED CHANGES TO THE BY-LAWS

This is the result of the study initiated on the branding and corporate image of Amadeus by the Management Committee of Amadeus several months ago.

The Brand Evolution Programme was created to define the Amadeus brand and its position in the marketplace, in order to support Amadeus business strategy.

Throughout the development of the Programme, the perception of Amadeus may be shifted from being a product-centric GDS to a customer-centric IT pioneer. The focus on the customer and a single brand will differentiate Amadeus from the competitors.

A major component to the Brand Evolution Programme is a change of the Amadeus Legal name. The current legal company name "Amadeus Global Travel Distribution" associates the Amadeus brand strongly with the GDS business and does not support the diversification strategy or gradual repositioning as an IT company.

"Amadeus Technology Group" was proposed and finally agreed by the Management Committee.

This clearly associates Amadeus with technology, and allows for any future diversification beyond the pure travel arena (hospitality technology for example). The

use of 'Group' helps to contrast the holding company name from the commercial brands Amadeus and Opodo.

FULL TEXT OF THE NEW WORDING OF ARTICLE ONE

ARTICLE 1.- CORPORATE NAME AND APPLICABLE PROVISIONS

The Company name is "AMADEUS TECHNOLOGY GROUP, S.A.", a mercantile Stock Company, with Spanish nationality, which will be governed by these Bylaws and, with regard to the matters which are not herein covered, by the legal provisions applicable to Stock Companies.

Madrid, 29 of June of 2005

****

REPORT DRAWN UP BY THE DIRECTORS OF AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A., IN ACCORDANCE WITH ARTICLE 144,1.a) OF THE SPANISH CORPORATIONS LAW, IN CONNECTION WITH THE PROPOSAL OF AMENDMENT OF ARTICLE 33 OF THE BYLAWS OF THE COMPANY

(AGENDA ITEM No TWO OF THE GENERAL SHAREHOLDERS MEETING)

The Directors of **AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.**, in accordance with article 144,1.a) of Royal Decree 1564/1989, of 22nd of December, by which the "Texto Refundido de la Ley de Sociedades Anónimas" (hereinafter "TRLSA") was approved, have drawn up the current written report with the aim of providing an explanation in detail of the proposed By-law modification, as stated in the current Spanish legislation.

JUSTIFICATION FOR THE PROPOSED CHANGES TO THE BY-LAWS

This is a direct consequence of the success of the Public Tender Offer by which WAM Acquisition, S.A. takes control of Amadeus Global Travel Distribution, S.A., with a direct participation in the share capital of more than 75%.

As already explained in the Prospectus, WAM Acquisition, S.A. will carry out a reorganization of its group of companies (Amadeus Global Travel Distribution being part of this group of companies) with the purpose of increasing the group´s financial structure efficiency and contributing to achieve an equity surplus for its distribution to Amadeus´shareholders, making use of its indebtedness capacity and the cash flow generated by Amadeus and its group.

This goal cannot be achieved unless an appropriate tax optimization scheme is put in place.

As a result of the Tender Offer, WAM Acquisition, S.A. (as dominant entity), Amadeus Global Travel Distribution, S.A. and Sistemas Automatizados de Agencias de Viajes (SAVIA), both dependent companies, may opt for the consolidation tax regime, as they meet the requirements established by the Corporate Tax Law (Texto Refundido del Impuesto sobre Sociedades).

The tax consolidation regime is effective from the first day of the fiscal year following the resolution adopted by the General Assembly, i.e, 1st of January 2006. If the change of fiscal year does not take place, the tax consolidation regime would be effective as of 1st of January 2006 and significant tax inefficiencies would therefore impact on the group's financial structure.

With the change of the fiscal year, starting 1st of August and closing 31st July, and subject to the fulfillment of certain formalities with the tax authorities, the tax consolidation regime will apply effective 1st of August 2005 and will be in force for an indefinite time, provided that the requirements of this regime are meet by the Company.

This change of fiscal year will permit a tax optimization that will contribute to increase the group's financial structure efficiency.

FULL TEXT OF THE NEW WORDING OF ARTICLE THIRTY THREE

ARTICLE 33.- FISCAL YEAR

The fiscal year shall start on 1 August and end on 31 July of each year.

At the end of each fiscal year the accounts will be closed and, no later than the following 31 October, the Board of Directors will draw up the annual accounts, the management report and the distribution of profits proposal. The annual accounts and the management report shall be signed by all Directors.

The annual accounts shall consist of the balance sheet, profit and loss accounts and the Annual Report. These documents forming one document shall be clearly drafted showing a faithful image of the Company's assets, financial situation and profits in accordance with the rules and principles contained in the Corporations Act and the Commercial Code.

The management report shall contain a faithful exposition of the business developments and the Company's situation, together with a description of the main risks and uncertainties that it faces, as well as the points as referred in Art. 202. of the Corporations Act.

The annual accounts and management report that are submitted to be drawn up by the Board of Directors must firstly have been certified regarding their accuracy and integrity by the Chairman (if he holds executive duties), the Chief Executive Officer or Managing Director (CEO) and the Chief Financial Officer (CFO) or the head of the relevant department, stating that the consolidated annual accounts include the accounting statements of all the national and international subsidiaries, which make up the consolidation limits, pursuant to applicable commercial and accounting regulations.

The certificate being granted of the aforementioned annual accounts shall not exonerate the Directors from their joint and several liability when drawing up the annual accounts.

All voting members of the Board of Directors shall record in the Minutes that, prior to signing the annual accounts as required by Law, they had been provided with all the required information and they may make any objections that they deem appropriate.

Madrid, 29 of June of 2005

****

PROPOSAL OF RESOLUTIONS TO BE SUBMITTED FOR THE CONSIDERATION OF THE SHAREHOLDERS OF AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A., AT THE SESSION OF THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING TO BE HELD ON FIRST CALL ON JULY 21, 2005 OR ON SECOND CALL ON JULY 22, 2005, IN ACCORDANCE WITH THE PROPOSED AGENDA

ONE.- Amendment of Article 1 of the By-laws of the Company (Corporate Name)

To amend Article 1 of the Company' By-laws, which new wording is as follows:

"ARTICLE 1.- CORPORATE NAME AND APPLICABLE PROVISIONS

The Company name is "AMADEUS TECHNOLOGY GROUP, S.A. ", a mercantile Stock Company, with Spanish nationality, which will be governed by these Bylaws and, with regard to the matters which are not herein covered, by the legal provisions applicable to Stock Companies."

TWO.- Amendment of Article 33 of the By-laws of the Company (Fiscal Year)

To amend Article 33 of the Company' By-laws, which new wording is as follows:

"ARTICLE 33.- FISCAL YEAR

The fiscal year shall start on 1 August and end on 31 July of each year.

At the end of each fiscal year the accounts will be closed and, no later than the following 31 October, the Board of Directors will draw up the annual accounts, the management report and the distribution of profits proposal. The annual accounts and the management report shall be signed by all Directors.

The annual accounts shall consist of the balance sheet, profit and loss accounts and the Annual Report. These documents forming one document shall be clearly drafted showing a faithful image of the Company's assets, financial situation and profits in accordance with the rules and principles contained in the Corporations Act and the Commercial Code.

The management report shall contain a faithful exposition of the business developments and the Company's situation, together with a description of the main risks and uncertainties that it faces, as well as the points as referred in Art. 202. of the Corporations Act.

The annual accounts and management report that are submitted to be drawn up by the Board of Directors must firstly have been certified regarding their accuracy and integrity by the Chairman (if he holds executive duties), the Chief Executive Officer or Managing Director (CEO) and the Chief Financial Officer (CFO) or the head of the relevant department, stating that the consolidated annual accounts include the accounting statements of all the national and international subsidiaries, which make up the consolidation limits, pursuant to applicable commercial and accounting regulations.

The certificate being granted of the aforementioned annual accounts shall not exonerate the Directors from their joint and several liability when drawing up the annual accounts.

All voting members of the Board of Directors shall record in the Minutes that, prior to signing the annual accounts as required by Law, they had been provided with all the required information and they may make any objections that they deem appropriate."

THREE.- Application for the special tax consolidation regime as dependent company of WAM Acquisition, S.A.

To apply by AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A., for the Special Tax Consolidation Regime, in accordance with Article 70 of the Corporate Income Tax Law (Texto Refundido de la Ley del Impuesto sobre Sociedades), approved by Legislative Royal Decree 4/2004, of 5 March, for the fiscal years starting 1st of August onwards as dependent company of WAM Acquisition, S.A., directly controlled by the latter at least in 75% and complying with the remaining requirements set forth in Article 67 of the said Tax Law, authorizing the dominant entity to inform the Tax Administration on the application, with the legal scope an effects set forth in the legislation in force.

The tax consolidated Group will be composed by the following companies:

Dominant entity:	WAM ACQUISITION, S.A.
Dependent entities:	AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A. SISTEMAS AUTOMATIZADOS DE AGENCIAS DE VIAJES, S.A.

FOUR.- Resignation, renewal and appointment of members of the Board of Directors. Fixing the number of total seats in the Board of Directors.

To accept the resignation submitted in writing to the Chairman of the Board on ________________ by Mr. ___________ *(one independent Board member, two Iberia Board members and 2 Air France Board members).*

To increase from THRITEEN to FOURTEEN the number of seats in the Board of Directors of "AMADEUS Global Travel Distribution, S.A.", fixing in such number the total seats.

To appoint as members of the Board of Directors, for a four-year term, the following list of executives whose personal data will be included in the notarial deed containing the Minutes, in order to cover the vacant created by the aforementioned resignations, the existing vacant in the Board up to the date of this General Assembly of Shareholders and the new seat created as a result of the increase of the number of seats in the Board of Directors:

Mr. ___________ *(eight executives representing Amadelux)* ___________

FIVE.- Delegation of powers for the fullest formalization, registration and execution of the resolutions adopted by the General Meeting.

Without prejudice to the powers legally and statutorily established, it is hereby proposed to delegate, as amply as is required by law, to the Board of Directors, and to the Secretary and the Vice-Secretary of the Board in order that, acting severally and indistinctly, any of them may execute each and every one of the resolutions adopted at this General Meeting, with the powers to interpret, remedy and complete the same, and to have them notarized and filed with the Commercial Registry, if needed, as well as the power to substitute such delegation as they deem most appropriate.

amadeus

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary to the Board of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

Ordinary General Assembly of Amadeus Global Travel Distribution, S.A.

Amadeus Global Travel Distribution, S.A., celebrated today its Ordinary General Assembly of Shareholders.

The Resolutions adopted were as follows:

ONE.-

Approval of the annual accounts—balance sheet, income (loss) statement and annual report—and the Director's report of the Company relating to the fiscal year ending December 31, 2004.

Approval of the consolidated annual accounts—balance sheet, income (loss) statement and annual report—and the consolidated Director's report of the Company and its consolidated Group relating to the fiscal year ending December 31, 2004.

Approval of the following application of results obtained in the fiscal year ending December 31, 2004 (amount in Euros):

Fiscal Year Profit	207,868,453.20
Distribution to:	
- Other reserves	207,868,453.20
	207,868,453.20

Approval of the management performed by the Board of Directors during the fiscal year ending December 31, 2004.

INSCRITA EN EL REGISTRO MERCANTIL DE MADRID, TOMO 8906, GENERAL 7760 DE LA SECCIÓN 3ª DEL LIBRO DE SOCIEDADES, FOLIO 15, HOJA 84.913-1 - CIF / VAT: ES-A78876919

TWO.-

To renew as Board members of the Company, for an additional four-year term, Dr. Karl-Ludwig Kley, Board member representative of the major shareholder LUFTHANSA COMMERCIAL HOLDING, GmbH, and Mr. Philippe Clement Calavia, Board member representative of the major shareholder SOCIÉTÉ AIR FRANCE, whose personal data are recorded in the Commercial Registry.

THREE.-

To renew the appointment of Deloitte, S.L. (formerly Deloitte & Touche, S.L.) as the auditor of the Company and its consolidated Group, for an additional period of one year, i.e. for fiscal year 2005.

FOUR.-

To approve, on an exceptional basis, an extraordinary and additional compensation for the year 2005, for each of the Independent Board members of the Company, in an amount of Euro 25,000 Euros (equivalent to the current Annual fixed remuneration). It will be only paid in the event that the Company is de-listed from the Madrid and Barcelona (Mercado Continuo), Paris and Frankfurt Stock Exchanges, as a result of the Tender Offer currently in place.

FIVE.-

To authorize the Board of Directors so that it may proceed, in one or more acts, with the acquisition of treasury stock by the Company itself and by Companies of its group, both directly and indirectly, as the case may be, in accordance with Article 75 of the Corporations Law and to revoke the previous authorization granted by the General Shareholders' Meeting held on June 14, 2004.

SIX.-

Delegation of faculties.

Madrid, 29th June 2005

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

aMaDEUS

TO THE SPANISH STOCK EXCHANGE COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary to the Board of Directors of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

1. CALLING THE ORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS. AGENDA ITEMS AND PROPOSAL OF RESOLUTIONS.

The Board of Directors, in the meeting held on June 8, 2005, approved the calling of the Ordinary General Shareholders Meeting to take place on 29 June 2005 on first call and on 30 of June on second call. See attached to this relevant fact the following documents:

- Legal announcement calling the General Assembly and Agenda Items.
- Proposal submitted to the resolution of the General Assembly.

Madrid, 9 June 2005

Fdo. Jacinto Esclapés Díaz
Amadeus Global Travel Distribution, S.A.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Notice and Agenda for the

ANNUAL GENERAL ASSEMBLY OF SHAREHOLDERS

The Board of Directors of "Amadeus Global Travel Distribution, S.A." ("the Company") has resolved, in accordance with the applicable legislation, to CALL the Annual General Meeting of Shareholders of the Company ("the AGMS") to be held in Madrid, on first call, at Eloy Gonzalo nº 10, Auditorio Altadis, Madrid, on June 29th, 2005, 11.30 hours a.m., or on second call, on June 30th , 2005, at the same place and time.

The purpose of this call is to submit to the consideration and resolution of the AGMS the items listed in the Agenda below.

AGENDA ITEMS

1. Examination and approval of the Annual Accounts –balance sheet, income (loss) statement and annual report- and Directors´ report of the Company and its consolidated Group of companies, the proposal for the distribution of the results and the discharge of the Directors by the General Assembly of all actions undertaken by the Board of Directors, all of them referred to the fiscal year ended as of December 31, 2004.

2. Renewal of Board Members.

3. Renewal of the appointment of the external auditors of the Company and its consolidated group for the fiscal year 2005

4. Remuneration of the independent Directors as members of the Board.

5. Authorization to the Board of Directors so that it may proceed, in one or more acts, with the acquisition of treasury stock by the company itself and by companies of its Group, both directly and indirectly, as the case may be, in accordance with Article 75 of the Corporations Law, and to revoke the previous authorisation granted by the General Shareholders´ Meeting held on June 14, 2004.

6. Delegation of powers for the fullest formalization, registration and execution of the resolutions adopted by the General Meeting.

RIGHT TO INFORMATION

The shareholders have the right to review, at the registered address, in Madrid, calle Salvador de Madariaga, No 1, and the right to obtain copies of all the below listed documents or request that these be sent to them free of charge:

- The Company's annual accounts -balance sheet, profit and loss statement and annual report-, Directors' Report and the corresponding Audit Report. (Item 1 of the Agenda).

- The consolidated Group's annual accounts -balance sheet, profit and loss statement and annual report-, Directors' Report and the corresponding Audit Report. (Item 1 of the Agenda).

- The Annual Corporate Governance Report.

- Proposal of resolutions to be submitted for consideration of the General Shareholders Meeting.

This documentation will be also available in the corporate web page of the Company (www.amadeus.com), section Information for shareholders and Investors.

In accordance with Article 112 of the "Ley de Sociedades Anónimas" (Spanish Corporations Law), Article 21 bis of the Company's By-laws and Article 6 of the Regulations of the General Shareholdres´Meeting, by the seventh day prior the date scheduled for the General Meeting in first call, the shareholders may request in writing, from the Board of Directors, clarifications or information regarding the matters included on the Agenda or for clarifications, information or questions regarding information available to the public, which has been issued to the Spanish Stock Exchange Commission by the Company since the last General Shareholders' Meeting

Shareholders may request the aforementioned information, in writing, delivering the request to the Company's corporate domicile or by post.

The information will be provided in writing, once the identity and status of the shareholder has been verified, before the General Shareholders' Meeting is held.

RIGHT TO ATTEND

Pursuant to article 17 of the Company's Bylaws, shareholders owning, at least, 200 Class A *shares, or 20 Class B shares, or a combination of both classes of shares with a total* combined nominal value of 2 EURO will be eligible to participate at the AGMS. To attend the meeting with the right to speak and vote in the AGMS every shareholder should have their shares entered into the respective account registry at least five days prior to the date of the celebration of the AGMS. Grouping of shares with the aim to exercise the rights to participate and vote in the AGMS is permissible.

The Chairman of the AGMS will be able to allow the attendance of any other persons as he may deem convenient, although the AGMS may revoke such authorization.

Without prejudice to the provisions of Article 108 of the "Ley de Sociedades Anónimas" (Spanish Corporations Law), for each AGMS any shareholder may appoint (either with a paper document signed by the person granting proxy, or by duly filling out the attendance card), other person as his representative. Such representative needs not be a shareholder himself.

The proxy above referred may only be deemed null and void due to subsequent express revocation received by the Company at least five days prior to the date scheduled for the General Meeting in first call shall. Personal attendance of the shareholder at the General Meeting shall be deemed revocation of the proxy granted.

The proxy to the shareholder's representative will include:

a) Identity of the individual representing the shareholder. The absence of this identification will be understood and taken as a representation conferred upon the Chairman of the Board of Directors or upon the Board member to whom the Chairman of the Board would have delegated the Chairmanship of the General Meeting.

b) Instructions as to the way in which votes must be casted by the representative, with the understanding that in absence of specific instructions, the representative will vote in favour of the proposals and motions put forward by the Board of Directors.

QUORUM TO HOLD THE GENERAL MEETING

Taking into account the nature of the proposals submitted to discussion and resolution by the AGMS, it should be noted that the celebration of the AGMS on a first call will require the concurrence of shareholders, both present and represented, owning at least the 25% of the subscribed capital with a voting right, while on a second call, is deemed to be validly assembled irrespectively of the number of shareholders or the percentage of the subscribed capital with voting rights present at such meeting.

PARTICIPATION OF PUBLIC NOTARY

As provided by Article 114 of the "Ley de Sociedades Anónimas" (Spanish Corporation Law), the Board of Directors has agreed to request the presence of a Notary Public to draw up the minutes of the AGMS.

USE OF REMOTE ELECTRONIC MEANS OF COMMUNICATION

In accordance with the Company's By-laws and the Regulations of the General Shareholders Meeting, the use of remote electronic means of communication is not planned for this AGMS, as the available technical means do not offer the sufficient technical safety for the exercise of the information, representation and voting rights of the shareholders.

IMPORTANT NOTE

Shareholders are hereby made aware that it is foreseen that the AGMS will take place on FIRST CALL on 29 JUNE 2005, at 11.30 hours a.m., at Eloy Gonzalo nº 10, Auditorio Altadis, Madrid.

Madrid, 8 June, 2005

THE SECRETARY OF THE BOARD OF DIRECTORS
Tomás López Fernebrand

PROPOSAL OF RESOLUTIONS TO BE SUBMITTED FOR THE CONSIDERATION OF THE SHAREHOLDERS OF AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A., AT THE SESSION OF THE GENERAL SHAREHOLDERS MEETING TO BE HELD ON FIRST CALL ON JUNE 29, 2005 OR ON SECOND CALL ON JUNE 30, 2005, IN ACCORDANCE WITH THE PROPOSED AGENDA

ONE.- Examination and approval of the Annual Accounts –balance sheet, income (loss) statement and annual report- and Directors´ report of the Company and its consolidated Group of companies, the proposal for the distribution of the results and the discharge of the Directors by the General Assembly of all actions undertaken by the Board of Directors, all of them referred to the fiscal year ended as of December 31, 2004.

Approval of the annual accounts—balance sheet, income (loss) statement and annual report—and the Director's report of the Company relating to the fiscal year ending December 31, 2004.

Approval of the consolidated annual accounts—balance sheet, income (loss) statement and annual report—and the consolidated Director's report of the Company and its consolidated Group relating to the fiscal year ending December 31, 2004.

To approve the following application of results obtained in the fiscal year ending December 31, 2004 (amount in Euros):

Fiscal Year Profit	207.868.453,20
Distribution to:	
- Other reserves	207.868.453,20
	207.868.453,20

To approve the management performed by the Board of Directors during the fiscal year ending December 31, 2004.

TWO.- Renewal of Board Members.

To renew as Board members of the Company, for an additional four-year term, Dr. Karl-Ludwig Kley, Board member representative of the major shareholder LUFTHANSA COMMERCIAL HOLDING, GmbH, and Mr. Philippe Clement Calavia, Board member representative of the major shareholder SOCIÉTÉ AIR FRANCE, whose personal data are recorded in the Commercial Registry.

THREE.- Renewal of appointment of the auditors of the Company and its consolidated group for fiscal year 2005.

To renew the appointment of Deloitte, S.L. (formerly Deloitte & Touche, S.L.) as the auditor of the Company and its consolidated Group, for an additional period of one year, i.e. for fiscal year 2005.

FOUR.- Remuneration of the independent Directors as members of the Board.

To approve, on an exceptional basis, an extraordinary and additional compensation for the year 2005, for each of the Independent Board members of the Company, in an amount of Euro 25,000 Euros (equivalent to the current Annual fixed remuneration). It will be only paid in the event that the Company is de-listed from the Madrid and Barcelona (Mercado Continuo), Paris and Frankfurt Stock Exchanges, as a result of the Tender Offer currently in place.

FIVE.- Authorization to the Board of Directors so that it may proceed, in one or more acts, with the acquisition of treasury stock by the Company itself and by Companies of its group, both directly and indirectly, as the case may be, in accordance with Article 75 of the Corporations Law and to revoke the previous authorization granted by the General Shareholders´ Meeting held on June 14, 2004.

To authorize the Board of Directors to proceed, in one or more acts, with the acquisition of treasury stock by the Company itself and by Companies of its group, both directly and indirectly, as the case may be, with respect to the limits and legal requirements of the following conditions:

a) Form of acquisition: acquisition through sale and purchase (or any other title admitted by Law) of the Class A Shares of Amadeus Global Travel Distribution, S.A., fully paid-in and free of all liens or encumbrances.

b) Maximum number of shares to be acquired: up to 5% of the Class A shares of Amadeus Global Travel Distribution, S.A. provided that the par value of the shares which are acquired as from the date of this resolution, together with those existing in treasury stock previously, not exceed 5% of the share capital of Amadeus Global Travel Distribution, S.A.

c) Maximum and minimum prices: the minimum acquisition price of the shares will be 75% of their market trading value and the maximum price will be 125% of their market trading value on the acquisition date.

d) Duration of authorization: eighteen (18) months from the date of adoption of this resolution.

e) Destination: To utilize the existing treasury shares at the date of this resolution and those other treasury shares to be acquired from the date of this resolution onwards, as Counterpart in future commercial or corporate transactions, hedging of financial risk deriving from commercial transactions, stock loans, as well as disposal and/or application of current remuneration systems consisting

of the delivery, free of charge, of shares or rights to shares for employees and general managers or similar who exercise senior management duties.

Likewise, the following is hereby submitted to the approval of the General Meeting: the revocation of the authorization to acquire treasury stock, granted to the Board of Directors by the General Shareholders' Meeting held on June 14, 2004, which authorization thereby becomes null and void.

SIX.- Delegation of powers for the fullest formalization, registration and execution of the resolutions adopted by the General Meeting.

Without prejudice to the powers legally and statutorily established, it is hereby proposed to delegate, as amply as is required by law, to the Board of Directors, and to the Secretary and the Vice-Secretary of the Board in order that, acting severally and indistinctly, any of them may execute each and every one of the resolutions adopted at this General Meeting, with the powers to interpret, remedy and complete the same, and to have them notarized and filed with the Commercial Registry, if needed, as well as the power to substitute such delegation as they deem most appropriate.

The Secretary and the Vice-Secretary of the Board of Directors are empowered in order that, acting severally and indistinctly, they may proceed to carry out the deposit of the accounts of the Company and its consolidated group pertaining to the fiscal year ending December 31, 2004, as referred to in article 218 of the Corporations Law. They are also expressly empowered to sign and execute any type of document, with powers of remedy, until achieving the effective filing of the accounts with the Commercial Registry.